UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at December 5, 2007

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: December 5, 2007

* Print the name and title of the signing officer under his signature.

  Ste. 1020-800 West Pender Street
Vancouver, BC
V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL ATTAINS OUTSTANDING PRICES
FOR ITS NOVEMBER DIAMOND TENDER

December 5, 2007, Vancouver, B.C. - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF; JSE: RDI) reports on its diamond tender sales completed in November 2007.

At the diamond tender completed on November 28, the Company offered a total of 2,483.33 carats for sale, representing production from the Company's mining operations at Wouterspan, Holpan and Klipdam, and its bulk sampling program at Makoenskloof for part of October and November 2007.

Rockwell received US$4,996,305 for this tender which equates to US$2,011 per carat. The year to date average for Rockwell's diamonds sold is approximately US$1,643 per carat, which is 9.5% above the Company's projected average value for 2007 of US$1,500 per carat.

OPERATION	SALES (CARATS)	AVERAGE PRICE (US$ PER CARAT)
Wouterspan	927.77	2,249
Holpan	771.07	2,257
Klipdam	495.45	877
Makoenskloof	289.04	2,539
TOTAL	2,483.33	2,011

Diamonds recovered during the October and November period were produced at an operating cost of approximately US$3.30 per tonne or US$990 per carat, which is marginally above the target cost of US$3.00 per tonne. This reflects higher operating costs at the Makoenskloof where production levels have not yet reached an optimum level to achieve the economies of scale. The strengthening of the ZAR against the US Dollar over this period, by almost 6%, and increases to the cost of fuel have contributed to the slight increase in operating cost. Of the tender revenue, 51% is currently attributable to Rockwell.

This largest stone sold in the latest tender was a 49.73 carat stone recovered from Makoenskloof. The tender also included an exceptional 7.28 carat flawless pink diamond recovered from Holpan which achieved a sales price of US$1,054,000 which equates to US$145,000 per carat (see also Rockwell News Release December 3, 2007).

The average size of the parcel of diamonds sold 1.69 carats, with 27 stones being over 10 carats in size. The distribution of stones larger than 10 carats was as follows:

10 - 20 carats:       21
21 - 30 carats:         4
31 - 40 carats:         1
41 - 50 carats          1

President and CEO Dr. John Bristow noted that "Rockwell was most encouraged by the high average value obtained for this latest sale, particularly considering that year end sales are generally not as robust and strong as diamond sales held in the first half of the year. This bodes well for prices of large high value diamonds in the new year."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.